

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Via E-mail
Bharat Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A2

> **Re: The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2014**
> **Filed December 4, 2014**
> **File No. 001-14446**

Dear Mr. Masrani:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　Sincerely,

　　　　　　　　　/s/ Stephanie J. Ciboroski

　　　　　　　　　Stephanie J. Ciboroski
　　　　　　　　　Senior Assistant Chief Accountant